Item 7(i)

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Geneve Corporation

96 Cummings Point Road

Stamford, Connecticut 06902

May 22, 2006

To:  The Board of Directors of The Aristotle Corporation

Gentlemen:

Geneve Corporation (“Geneve”) believes that the benefits derived from maintaining The Aristotle Corporation (“Aristotle”) as a public-company no longer justify its costs.  As you know, Geneve holds approximately 93% of the Common Stock of Aristotle (“Common Stock”), the market for which is extremely thin.  In Geneve’s view, the merger proposal set forth below is in the best interest of Aristotle, all of the minority holders of Common Stock and all of the holders of Aristotle’s Series I Preferred Stock (“Series I Preferred Stock”).

As a point of reference, at May 19, 2006, there were issued and outstanding: 17,269,846 shares of Common Stock (of which 15,984,971 shares were held by Geneve and 1,284,875 shares were held by the minority); 1,100,122 shares of Series I Preferred Stock (all of which shares were held by shareholders other than Geneve; the stated value of the Series I Preferred Stock is $6.6 million); and 10,984,971 shares of Aristotle’s Series J Preferred Stock (“Series J Preferred Stock”) (all of which shares were held by Geneve; the stated value of the Series J Preferred Stock is $65.8 million).

Geneve, therefore, hereby proposes to merge (the “Merger”) a subsidiary of Geneve into Aristotle, with Aristotle being the surviving entity in the Merger.  Pursuant to and following the effective date of the Merger, (i) all minority holders of Common Stock and (ii) all holders of Series I Preferred Stock will receive cash upon delivery of their shares.

For their holdings of outstanding shares, the cash price will be (i) $8.06 per share of Common Stock and (ii) $8.25 per share of Series I Preferred Stock.  Holders of Series I Preferred Stock will receive any accrued and unpaid dividends to the closing date of the Merger.  Holders of outstanding employee stock options to purchase approximately 778,800 shares of Common Stock and 2,500 shares of Series I Preferred Stock (all of which will be deemed to have fully vested as at the effective date of the Merger) will be paid the same amount per share as minority holders of Common Stock or Series I Preferred Stock, as the case may be, less the option price per share.

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Geneve requests that a special committee comprised solely of the four independent members of the Board of Directors of Aristotle (the “Special Committee”) be formed to evaluate the Geneve proposal.

Geneve has executed an agreement with John J. Crawford, the holder of 102,403 shares of Common Stock and 62,843 shares of Series I Preferred Stock, who has agreed, subject to certain conditions, to vote in favor of the Geneve Merger proposal if it is recommended by the Special Committee.

Prior to the merger transaction (the “2002 transaction”) between Nasco International, Inc. and the predecessor Aristotle Corporation (“old Aristotle”) in June 2002, the market price of the then-common stock of old Aristotle was about $3.00 per share.  Pursuant to the terms of the 2002 transaction, holders of the then-common stock of old Aristotle received a dividend of shares of Series I Preferred Stock (since the effective date of the 2002 transaction, Series I Preferred Stock holders have received a total of approximately $2.65 per share in cash dividends).  Thus, based upon Geneve’s Merger proposal, minority Common Stock holders who have continued for the past approximately four years to hold the shares of Series I Preferred Stock issued in connection with the 2002 transaction will have received more than six times the then-market price of the common stock of old Aristotle.

Consummation of the Merger will be subject, among other things, to (i) execution  of a definitive merger agreement; (ii) approval of the Merger by the Special Committee; (iii) required shareholder approval; and (iv) receipt of required regulatory approvals.  Consummation of the Merger will not be subject to financing.  Geneve does not expect to entertain an offer for its ownership interests in Aristotle.

Please give immediate attention to the foregoing.  Geneve will be filing an amendment to its Schedule 13D disclosing the subject matter hereof.

Very truly yours,

Geneve Corporation

By /s/ Steven B. Lapin

Steven B. Lapin

President